

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2024

Paul Weibel
Chief Executive Officer
5E Advanced Materials, Inc.
9329 Mariposa Road, Suite 210
Hesperia, CA 92344

> **Re: 5E Advanced Materials, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 1, 2024**
> **File No. 001-41279**

Dear Paul Weibel:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Energy & Transportation

cc: Drew Capurro